SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

WORLD WRESTLING ENTERTAINMENT, INC.
‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑
(Name of Issuer)

Class A Common Stock, $0.01 par value
‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑-‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑
(Title of Class of Securities)

98156Q108
‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑-‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑
(CUSIP Number)

Vincent K. McMahon
World Wrestling Entertainment, Inc.
1241 E. Main Street
Stamford, Connecticut 06902
(203) 352-8600
‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑-‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑
(Name, Address and Telephone Number
of Person Authorized to Receive
Notices and Communications)

March 27, 2019
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(Date of Event Which Requires
Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	98156Q108

1)	NAME OF REPORTING PERSON

Vincent K. McMahon

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS			Not Applicable
-------------------

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e)				[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION				United States -------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

	7)	SOLE VOTING POWER		28,764,440
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	8)	SHARED VOTING POWER		0
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	9)	SOLE DISPOSITIVE POWER		28,764,440
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	10)	SHARED DISPOSITIVE POWER		0
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11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
	BY EACH REPORTING PERSON			28,764,440
---------

12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]

13)	PERCENT OF CLASS REPRESENTED BY
	AMOUNT IN ROW (11)			38.0%*

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14)	TYPE OF REPORTING PERSON	IN
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*Based on an assumed conversion of all of the shares of the Issuer’s Class B Common Stock to which this Amendment No. 1 to Schedule 13D relates into Class A Common Stock (see “Introductory Note” and Item 5 below for more information).

This Amendment No. 1 amends and restates the Reporting Persons’ Schedule 13D and is filed to update the numbers of shares and percentages of the Issuer’s Common Stock that may be deemed to be beneficially owned by him to reflect changes in his beneficial ownership since the filing of the original Schedule 13D filed on February 8, 2019.

Introductory Note

This Amendment No. 1 to Schedule 13D relates to (i) 28,682,948 shares of Class B Common Stock, $.01 par value per share (“Class B Common Stock”), of World Wrestling Entertainment, Inc. (the “Company” or the “Issuer”) and (ii) 81,492 shares of the Company’s Class A Common Stock, $.01 par value per share (“Class A Common Stock”), beneficially owned by Vincent K. McMahon.  Mr. McMahon beneficially owns approximately 92.2% of the issued and outstanding shares of Class B Common Stock and approximately 80.1% of the Company’s total voting power.  Class B Common Stock is fully convertible into the Company’s Class A Common Stock, on a one-for-one basis, at any time at the option of the holder. Assuming the conversion of all of the shares of Class B Common Stock beneficially owned by Mr. McMahon as of the date hereof, Mr. McMahon would beneficially own approximately 38.0% of the issued and outstanding shares of the Company’s Class A Common Stock. The number of shares reported herein as beneficially owned by Mr. McMahon excludes 566,670 shares of Class B Common Stock and 100 shares of Class A Common Stock owned by Linda E. McMahon and Mr. McMahon disclaims beneficial ownership of those shares.

Item 1.  Security and Issuer.
-----------------------------

This Amendment No. 1 to Schedule 13D is filed with respect to the Class A Common Stock but relates to the Class A Common Stock and Class B Common Stock.  The Issuer’s principal executive offices are located at 1241 E. Main Street, Stamford, Connecticut 06902.

Item 2.  Identity and Background.
---------------------------------

(a)          This statement is being filed by Vincent K. McMahon (the “Reporting Person”).
(b)          The business address of the Reporting Person is:
c/o World Wrestling Entertainment, Inc.
1241 East Main Street
Stamford, Connecticut 06902

                (c)          The present principal occupation of the Reporting Person is Chairman and Chief Executive Officer of the Company.
(d)          During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)          During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)          Citizenship.  Mr. McMahon is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
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In connection with the Company’s initial public offering in 1999, Mr. McMahon acquired his shares of Class B Common Stock through a reclassification and conversion of shares previously owned by Mr. McMahon and no monetary consideration was paid for the shares of Class B Common Stock. The shares of Class A Common Stock owned by Mr. McMahon were acquired pursuant to equity awards granted to Mr. McMahon in his capacity as the Company’s Chief Executive Officer.

Item 4.  Purpose of Transaction.
--------------------------------

The disclosure under Item 3 hereof is incorporated by reference.
The Reporting Person may purchase additional shares of Class A Common Stock or Class B Common Stock or similar securities from time to time, either in brokerage transactions in the over-the-counter market or in privately-negotiated transactions. Any decision by the Reporting Person to increase his holdings of Class A Common Stock or Class B Common Stock will depend on various factors, including, but not limited to, the price of the shares of Class A Common Stock, the terms and conditions of the transaction and prevailing market conditions.  In addition, in his role as an executive of the Company, the Reporting Person may acquire additional shares of Class A Common Stock pursuant to the Company’s equity compensation plans and programs.

The Reporting Person also may, at any time, subject to compliance with applicable securities laws, dispose of some or all of his Class A Common Stock and/or Class B Common Stock depending on various factors, including, but not limited to, the price of the shares of the Class A Common Stock, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity, family planning and diversification objectives.

The Reporting Person intends to participate in and influence the affairs of the Company through the exercise of his voting rights with respect to his shares of Class A Common Stock and Class B Common Stock.  The Reporting Person currently controls approximately 80.1% of the

Company’s total voting power.  In addition, Mr. McMahon is the Chairman and Chief Executive Officer of the Company and, as a result, in the ordinary course or otherwise, may take actions to influence the management, business and affairs of the Company.

Mr. McMahon does not have any current plan or proposal other than as described herein or has been publicly disclosed by the Company that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto. Notwithstanding the foregoing, Mr. McMahon, in his position as Chairman and Chief Executive Officer of the Company, intends to approve such matters and take such actions as he deems to be in the best interests of the Company, which matters and actions could potentially involve items described in Items 4(a) through 4(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
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(a) According to information provided by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 7, 2019, as of February 5, 2019 there were 43,739,412 shares of Class A Common Stock issued and outstanding, and 34,303,438 shares of Class B Common Stock issued and outstanding. Giving effect to the Conversion and the Sale (both as defined in Item 5(c) below), as of the date hereof there are approximately 46,943,839 shares of Class A Common Stock issued and outstanding, and 31,099,011 shares of Class B Common Stock issued and outstanding.  Mr. McMahon may be deemed the beneficial owner for purposes of Section 13(d) of the Exchange Act of (i) 28,682,948 shares of Class B Common Stock, which may be converted at any time on a one-for-one basis into 28,682,948 shares of Class A Common Stock and (ii) 81,492 shares of Class A Common Stock.  The 28,682,948 shares of Class B Common Stock represent approximately 36.8% of the total number of shares of Class A Common Stock and Class B Common Stock issued and outstanding and 92.2% of the total Class B Common Stock issued and outstanding as of the date hereof. The 81,492 shares of Class A Common Stock represent approximately 0.2% of the total number of shares of Class A Common Stock issued and outstanding as of the date hereof.  On an as-converted basis, the 28,764,440 shares of Class A Common Stock and Class B Common Stock represent approximately 38.0% of the total Class A Common Stock issued and outstanding as of the date hereof (assuming no conversion of the shares of Class B Common Stock which Mr. McMahon does not beneficially own).  Generally, each share of Class B Common Stock is entitled to ten votes per share.  Accordingly, the 28,682,948 shares of Class B Common Stock and 81,492 shares of Class A Common Stock beneficially owned by Mr. McMahon generally represent approximately 80.1% of the Issuer’s total voting power.

The number of shares reported herein as beneficially owned by Mr. McMahon excludes 566,670 shares of Class B Common Stock and 100 shares of Class A Common Stock owned by Linda E. McMahon and Mr. McMahon disclaims beneficial ownership of those shares.

(b) Mr. McMahon has the sole power vote and dispose of all 28,682,948 shares of Class B Common Stock and 81,492 shares of Class A Common Stock.

(c) On March 27, 2019, the Reporting Person converted 3,204,427 shares of the Company’s Class B Common Stock into an equal number of shares of the Company’s Class A Common Stock (the “Conversion”).  Also on March 27, 2019, the Reporting Person sold those 3,204,427 shares of the Company’s Class A Common Stock at a price of $81.45 per share in a block trade made in accordance with the provisions of Rule 144 of the Securities Act of 1933, as amended (the “Sale”).

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
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Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the shares (including as a result of any pledge), finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
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The following is filed herewith as an exhibit to this Amendment No. 1 to Schedule 13D:

1.	Power of Attorney (incorporated by reference to Exhibit 24.1 to the Schedule 13D filed by the Vincent K. McMahon 2010 Irrevocable Trust with the Securities and Exchange Commission on May 18, 2010).

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 29, 2019

/s/ Vincent K. McMahon
Name: Vincent K. McMahon